ACCEL LIQUID GELS, INC.

5308 W. Cygnus Hill Cove

West Jordan, UT 84081

September 10, 2021

United States Securities and Exchange Commission

Washington D.C. 20549

RE: ACCEL LIQUID GELS, INC.

Amendment No. 2 to Registration Statement

Form S-1 filed July 26, 2021

Amendment 1 filed on August 25, 2021

File No. 333-258166

Attention: Division of Corporation Finance, Office of Manufacturing

Charles Eastman/Jean Yu; Jennifer Angelini/Erin Purnell

Dear Division of Corporation Finance, Office of Manufacturing:

Please find enclosed our changes and answers to ACCEL LIQUID GELS, INC.’s Amendment No. 1 to  Registration Statement filed on August 25, 2021.

Cover Page

1. We note your response and reissue comment 2 in part. The prospectus retains language that creates ambiguity as to the offeror of the securities. For example, the cover pages states, "We are offering for a [sic] sale" and "There is no minimum number of shares that we must sell." The use of the pronoun "we" implies that Accel is offering the shares. Please revise to clarify that all the shares are being offered by the selling shareholder and that the company will not earn any proceeds from the sale of the shares.

Answer: The cover page and other instances implying that the Company is offering the shares have been revised to provide that all of the shares of this offering are being offered by the selling shareholder, Pauline Carson, and that the Company will not earn any proceeds from the sale of the shares, but that all net proceeds from the sale of the shares will be donated to the Company by Ms. Carson.

2. Your response letter indicates that Ms. Carson will donate all of the proceeds to the company, yet the Use of Proceeds section states that net proceeds will be donated and identifies offering expenses of $5,000 to be deducted. Accordingly, please revise the following sentence on the cover page, "Net proceeds will be up to $40,000 . . . proceeds will be donated," to read "Total proceeds will be up to $40,000 . . . and net proceeds will be donated."

Answer: The sentence on the cover page, "Net proceeds will be up to $40,000 . . . proceeds will be donated," has been revised to read "Total proceeds will be up to $40,000 . . . and net proceeds will be donated . . . ."

Report of Registered Independent Public Accounting Firm, page F-2

3. We note you have provided a revised report of your registered independent public accounting firm; however, the first sentence of the introductory paragraph refers to "...the related statements of operations, changes in stockholders' equity and cash flow for each of the years in the years ended December 31, 2020..." In this regard, the periods identified here in the auditor's report do not correspond to the periods presented in your annual financial statements. Please revise to include an auditor's report that refers to the correct periods as presented in your financial statements.

Answer: The auditor’s report has been corrected and the revised report made part of Amendment No. 2 to Registration Statement.

Closing Comments:

Based on the Company’s Amendment No. 2  to its S-1 filing dated September 10, 2021 and this response to the comment letter dated September 9, 2021, the Company believes that it has completely responded to the Commission’s comments set forth in the comment letter dated September 9, 2021.  Please review this letter and the amended Registration Statement, and advise whether additional comment is necessary.

Moreover, based upon our belief that the Company’s response is complete and that the Registration Statement is now ready to go effective, pursuant to and in accordance with the enclosed request the Company respectfully requests that the effective date for the Registration Statement for this offering be accelerated so that it will be declared effective at 12:00 PM on September 10, 2021, or as soon thereafter as it is practicable.

Sincerely,

/s/ Pauline Carson

Pauline Carson

Chief Executive Officer

ACCEL LIQUID GELS, INC.

cc:          Keith N. Hamilton

Enclosure

ACCEL LIQUID GELS, INC.

5308 W. Cygnus Hill Cove

West Jordan, UT 84081

September 10, 2021

VIA EDGAR AND EMAIL

United States Security and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: ACCEL LIQUID GELS, INC.

Amendment No. 2 to Registration Statement on Form S-1

Form S-1 Filed on July 26, 2021

Amendment No. 2 to Registration Statement on Form S-1 Filed on September 10, 2021

File No. 333-258166

Ladies and Gentlemen:

Pursuant to the July 26, 2021 Registration Statement, as amended, the undersigned (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 PM on September 13, 2021, or as soon thereafter as it is practicable.

The Company hereby acknowledges that:

● Should the Security and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our independent legal counsel, Keith N. Hamilton, at (801) 201-8786 or keith@knhamilton.com, with any questions you may have regarding this request. In addition, please notify Mr. Hamilton when this request for acceleration has been granted.

Sincerely,

/s/ Pauline Carson

Pauline Carson

Chief Executive Officer

ACCEL LIQUID GELS, INC.

cc:          Keith N. Hamilton